May 9, 2008

Mail Stop 3561

George A. Barrios
Chief Financial Officer
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT 06902

RE: World Wrestling Entertainment, Inc.
         File No. 0-27639
         Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Mr. Barrios:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Michael Fay
                                        Branch Chief